Filed by Hertz Global Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Dollar Thrifty Automotive Group
Commission File No.:  001-13647

Dollar/Thrifty Group Acquisition

April 2010

On April 26th, Hertz announced our intention to acquire Dollar Thrifty Automotive Group (DTG) as part of our growth strategy.  For our Hertz employees, it means you are part of a company that is expanding so we can achieve our vision of being “the first choice, most customer focused, cost efficient brand in every market we serve.”  This acquisition adds another key market to our family of companies.

Below are a few questions you may have right now, and while more specific details will not be available until the companies have completed the acquisition, we will continue to provide updates as new information is available.

TOPIC	POINTS

What are the next steps?

•        For the DTG acquisition, the U.S. government is required to grant final approval of the acquisition.This can sometimes be a lengthy process, but anticipate we will be able to close during the second half of 2010.

•        Many of the most pressing questions for our employees and for DTGs will be answered after the acquisition is completed, since until that time we have to remember these are 2 separate companies competing in the same industry.

Why are we buying DTG, when we already have Advantage?

•        Hertz as a brand must maintain our premium service and attention to the business customer. Dollar and Thrifty serve customers in the “value” markets; their customer base is not a significant competitor of, or in the same markets as Hertz or Advantage. DTG’s customers do compete directly against Enterprise, Alamo and Budget. Hertz has had as one of our top strategic objectives to grow our share of this value market on the leisure side of car rentals.

•        Advantage primarily competes in another segment of the leisure market — those customers who are primarily price focused and less concerned about frills — against operations such as Payless, Fox and local operators. Our strategies will continue to include growing Advantage, while the acquisition of DTG gives us an immediate and large customer base in the mid-tiered value segment.

•        DTG also has operations in the off-airport business, which allows us further market penetration into that growing segment of our company.

Is this acquisition specific to the U.S.?

•        No. DTG has more than 250 locations in Europe, most of which are franchises. This will allow us to jump start the leisure strategy there with an already recognized brand. DTG also has more than 200 locations in Australia, and smaller pockets in Latin America, Middle East and South Africa. They have more than 1,500 locations worldwide, complementing our global footprint nicely. In fact one of the benefits of the deal is to be able to accelerate our European leisure strategy using a recognized brand (Thrifty).

Will Dollar/Thrifty remain separate brands?

•        Yes, DTG will remain focused on their current customer base, and there is no plan to turn DTG into a second commercial or “business account” type brand. DTG will maintain its own employees.

•        Each of the brands, Hertz, Advantage, Dollar and Thrifty have qualities that make them market leaders in their respective niche and we do not want to detract from that by combining brands and creating confusion among customers.

Will there be a consolidation of operations, fleet or back office functions between Hertz and DTG?

•        The specifics still require a lot of research and analysis to determine where consolidation makes sense. Early analysis is that there are at least $180 million of efficiencies that will allow both companies to operate at lower costs.These are primarily related to fleet, IT systems and procurement, although we would want to eliminate any truly overlapping or duplicative functions.

•        Certainly a large component for consideration is among our fleets, but that also has to go through a stringent review to look at the advantages and disadvantages. Other areas such as IT infrastructure, purchasing, financial services, etc. will all require significant evaluation before any final decisions are made.

What happens immediately?

•        Everyone who played a role in the Advantage acquisition can answer this question — it will require a lot of work, however, we will re-prioritize projects and resources where we need to in order to make it a successful transition.

•        The analysis will begin immediately in the areas where efficiencies have been identified, including fleet, IT systems and procurement.

What happens after the acquisition is complete?

•        During the Advantage acquisition, we had to completely get them up and running with new systems, fleet, reservations, and more since they were in bankruptcy, in a short period of time. Dollar and Thrifty already have a mature, well-run operation that will continue to be functional upon acquisition.

•        At the point of a completed acquisition, whatever areas of efficiencies we have identified will have project plans put in place and the implementation will begin.

How will this affect Hertz RAC field employees?

•        It will be business as usual at Hertz. For Hertz employees on the front lines of our RAC field operations, you will not see much change. Preliminary assessments of the integration will begin relatively soon, and once the acquisition is complete, we will move full steam ahead toward making Dollar and Thrifty the best value brand it can be.

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current expectations and beliefs of Hertz Global Holdings, Inc. (“Hertz Holdings”) and Dollar Thrifty Automotive Group (“Dollar Thrifty”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (5) the industry may be subject to future risks that are described in SEC reports filed by Hertz Holdings and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz Holdings and Dollar Thrifty.  Hertz Holdings and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Hertz Holdings and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz Holdings and a proxy statement of Dollar Thrifty.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz Holdings, Dollar Thrifty and the proposed merger.  Investors and security holders may obtain these documents (and any other documents filed by Hertz Holdings or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Hertz Holdings may be obtained free of charge on Hertz Holdings’ internet website at www.hertz.com or by contacting Hertz Holdings’ Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz Holdings, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger.  Information about the executive officers and directors of Hertz Holdings and their ownership of Hertz Holdings common stock is set forth in the proxy statement for Hertz Holdings’ 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010.  Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in the proxy statement for Dollar Thrifty’s 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2009.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz Holdings, Dollar

Thrifty and their respective executive officers and directors in the acquisition by reading the proxy statement/prospectus regarding the acquisition when it becomes available.